Exhibit 99.2

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE EXHIBIT
BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT SATIXFY
COMMUNICATIONS LTD. TREATS AS PRIVATE OR CONFIDENTIAL
LETTER AGREEMENT

May 20, 2025

MDA Space Ltd. (“MDA”)
Mantisrael Operations 1 Ltd. (“Merger Sub 1”)
Mantisrael Operations 1 Ltd. (“Merger Sub 2”)
7500 Financial Drive
Brampton, ON L6Y 6K7

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger (the “Merger Agreement”) dated April 1, 2025 among MDA Space, the Merger Sub 1, Merger Sub 2 (collectively, “you”) and the undersigned, SatixFy Communications Limited (“SatixFy” or “we”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Merger Agreement.

Subject to your agreement to amend the Merger Consideration from $2.10 to $3.00 and your representations and undertakings set forth herein, your agreement to be evidenced by execution of this letter in the space provided below, we hereby agree as follows:

1.
Any Acquisition Proposal, whether received prior, on or after the date hereof, shall not constitute or be considered a Superior Proposal under or for the purposes of the Merger Agreement and, notwithstanding any other right, privilege, duty or obligations we may claim to have to the contrary, in no circumstances shall we pursue or engage in discussions or communications or take any steps in furtherance or support of such Acquisition Proposal that may be received.

2.
Notwithstanding any provision to the contrary contained in the Merger Agreement, the Company Meeting shall occur at 4:00pm (Israel Time) on May 23, 2025, that the Company Meeting shall not be postponed or adjourned without the express written consent of MDA (which consent can be withheld for any reason other than an order of a Governmental Entity of competent jurisdiction), that SatixFy shall solicit proxies in favour of the approval of the Merger and shall otherwise take all commercially reasonable effort to cause the Merger to be completed in accordance with the terms of the Merger Agreement and any Acquisition Proposal, whether received prior to, on or after the date hereof, to fail.

3.
The Non-Solicit provisions of Section 5.02 of the Merger Agreement and the notice provisions contained in Section 5.03(a) of the Merger Agreement shall continue to apply, provided that the reference to 24 hours is amended to be 6 hours and that the provisions in Section 5.03(b) and Section 5.03(c) shall cease to apply. For greater certainty, we will not, for any reason, notwithstanding any other right, privilege, duty or obligations we claim to have to the contrary, make a Change in Recommendation or enter into a definitive agreement in respect of any Acquisition Proposal.

4.
SatixFy represents, warrants and confirms that it shall forthwith discontinue access to any data room established and requested the return or destruction of all copies of any confidential information regarding SatixFy provided to any Person who, prior to the date hereof, made an Acquisition Proposal or any inquiry, proposal or offer that constitutes or relates to an Acquisition Proposal (or any request for copies of, access to, or disclosure of, any non-public or confidential information relating to SatixFy, in each case in connection with a potential Acquisition Proposal).

5.
MDA represents, warrants and confirms that its agreement to amend the Merger Agreement as described in this letter agreement is the only increase in Merger Consideration to which you agree and were it not for this letter agreement, MDA would not offer to amend the Merger Consideration as currently set forth in the Merger Agreement in any way.

6.
MDA agrees that it will not use the entering into of this agreement, nor any claim against SatixFy or its Directors or officers related to this letter agreement, as a basis to allege a Company Material Adverse Effect or any other basis to terminate the Merger Agreement.

Promptly following your execution below, we and you shall issue the joint press release in the form of Schedule “A”.

[***]

[SIGNATURE PAGE FOLLOWS]

We look forward to continuing to work with you and bringing the Merger to conclusion in short order.

Yours truly,

SATIXFY COMMUNICATIONS LIMITED

By: /s/ Nir Barkan
Name: Nir Barkan
Title: Chief Executive Officer

By: /s/ Oren Harari
Name: Oren Harari
Title: Interim Chief Financial Officer

***

Confirmed and accepted on May 20, 2025

MDA SPACE LTD. By: /s/ Mike Greenley Name: Mike Greenley Title: Chief Executive Officer	MANTISRAEL OPERATIONS 1 LTD. By: /s/ Mike Greenley Name: Mike Greenley Title: Chief Executive Officer
MANTISRAEL OPERATIONS 2 LTD. By: /s/ Mike Greenley Name: Mike Greenley Title: Chief Executive Officer